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                          August 25, 2021

       Ilan Ganot
       Chief Executive Officer
       Solid Biosciences Inc.
       141 Portland Street, Fifth Floor
       Cambridge, MA 02139

                                                        Re: Solid Biosciences
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 16,
2021
                                                            File No. 333-258859

       Dear Mr. Ganot:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Craig Hilts